MAG SILVER CORP. (An exploration stage company) Interim Unaudited Consolidated Financial Statements For the three month period ended March 31, 2010 Dated: May 14, 2010

A copy of this report will be provided to any shareholder who requests it.

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Consolidated Balance Sheets (Unaudited)

(expressed in Canadian dollars)	March 31, 2010	Dec. 31, 2009

ASSETS

CURRENT
Cash and cash equivalents	$ 24,251,678	$ 26,803,652
Accounts receivable (Note 3)	2,061,527	2,033,518
Interest receivable	8,089	9,116
Marketable securities (Note 4)	13,078	13,399
Prepaid expenses	223,079	91,300
TOTAL CURRENT ASSETS	26,557,451	28,950,985
EQUIPMENT AND LEASEHOLDS (Note 5)	153,708	149,070
INVESTMENT IN MINERA JUANICIPIO S.A. DE C.V. (Note 6)	9,356,326	8,610,350
MINERAL RIGHTS (Note 7)	7,553,704	7,509,214
DEFERRED EXPLORATION COSTS (Note 7)	40,414,625	37,433,919
TOTAL ASSETS	$ 84,035,814	$ 82,653,538

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 2,338,710	$ 1,076,606

SHAREHOLDERS' EQUITY

Share capital (Note 8)
Authorized - unlimited common shares,
without par value
Issued and outstanding at March 31, 2010 - 49,888,042
common shares (Dec. 31, 2009 - 49,316,569)	108,974,296	107,614,849
Contributed surplus	11,856,383	11,177,518
Accumulated other comprehensive loss	(1,540,939)	(1,790,132)
Deficit accumulated during the exploration stage	(37,592,636)	(35,425,303)
TOTAL SHAREHOLDERS' EQUITY	81,697,104	81,576,932
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 84,035,814	$ 82,653,538
CONTINUING OPERATIONS (Note 1)
COMMITMENTS (Note 14)
SUBSEQUENT EVENTS (Note 15)

ON BEHALF OF THE BOARD
/s/ "Derek White"
Derek White, Director
/s/ "R. Michael Jones"
R. Michael Jones, Director

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.

(An exploration stage company)

Consolidated Statements of Loss and Comprehensive Loss (Unaudited)

(expressed in Canadian dollars)

	For the	For the
	three month	three month
	period ended	period ended
	March 31,	March 31,
	2010	2009

EXPENSES
Accounting and audit	$ 109,623	$ 93,959
Amortization	12,877	8,586
Filing and transfer agent fees	95,257	105,453
Foreign exchange loss	22,959	109,069
General office expenses	134,853	338,478
Legal	168,990	625,473
Management and consulting fees	249,780	499,107
Mineral property costs written off (Note 7)	-	3,150,255
Shareholder relations	134,716	233,077
Stock compensation expense	1,159,401	49,846
Travel	103,264	87,179
	2,191,720	5,300,482
LOSS BEFORE THE FOLLOWING	(2,191,720)	(5,300,482)
INTEREST INCOME	24,387	138,725
NET LOSS FOR THE PERIOD	$ (2,167,333)	$ (5,161,757)

OTHER COMPREHENSIVE INCOME (LOSS)
CURRENCY TRANSLATION ADJUSTMENT	249,514	11,548
UNREALIZED GAIN (LOSS) ON MARKETABLE
SECURITIES	(321)	4,129
COMPREHENSIVE LOSS FOR THE PERIOD	$ (1,918,140)	$ (5,146,080)

BASIC AND DILUTED
LOSS PER SHARE	$ (0.04)	$ (0.10)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING	49,752,514	49,206,566

See accompanying notes to the consolidated financial statements.

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Shareholders' Equity (Unaudited)
(expressed in Canadian dollars)							Deficit
						Accumulated	accumulated
	Common shares		Common share			other	during the	Total	Total
	without par value		purchase warrants		Contributed	comprehensive	exploration	Deficit	shareholders'
	Shares	Amount	Number	Amount	Surplus	loss ("AOCL")	stage	and "AOCL"	equity
Balance, December 31, 2007	46,954,196	$ 91,105,640	1,137,000	$ 2,218,444	$ 7,879,650	$ (716,778)	$ (16,062,204)	$ (16,778,982)	$ 84,424,752
Issued for cash	-	11,936	-	-	-	-	-	-	11,936
Warrants exercised	1,137,000	13,588,444	(1,137,000)	(2,218,444)	-	-	-	-	11,370,000
Stock options exercised	1,064,370	2,316,996	-	-	(834,801)	-	-	-	1,482,195
Stock compensation expense	-	-	-	-	2,539,011	-	-	-	2,539,011
Translation adjustment	-	-	-	-	-	(304,458)	-	(304,458)	(304,458)
Unrealized loss on marketable
securities	-	-	-	-	-	(6,454)	-	(6,454)	(6,454)
Net loss	-	-	-	-	-	-	(5,872,889)	(5,872,889)	(5,872,889)
Balance, December 31, 2008	49,155,566	107,023,016	-	-	9,583,860	(1,027,690)	(21,935,093)	(22,962,783)	93,644,093
Stock options exercised	161,003	591,833	-	-	(210,806)	-	-	-	381,027
Stock compensation expense	-	-	-	-	1,804,464	-	-	-	1,804,464
Translation adjustment	-	-	-	-	-	(771,725)	-	(771,725)	(771,725)
Unrealized gain on marketable
securities	-	-	-	-	-	9,283	-	9,283	9,283
Net loss	-	-	-	-	-	-	(13,490,210)	(13,490,210)	(13,490,210)
Balance, December 31, 2009	49,316,569	107,614,849	-	-	11,177,518	(1,790,132)	(35,425,303)	(37,215,435)	81,576,932
Stock options exercised	571,473	1,359,447	-	-	(480,536)	-	-	-	878,911
Stock compensation expense	-	-	-	-	1,159,401	-	-	-	1,159,401
Translation adjustment	-	-	-	-	-	249,514	-	249,514	249,514
Unrealized gain on marketable
securities	-	-	-	-	-	(321)	-	(321)	(321)
Net loss	-	-	-	-	-	-	(2,167,333)	(2,167,333)	(2,167,333)
Balance, March 31, 2010	49,888,042	$ 108,974,296	-	$ -	$ 11,856,383	$ (1,540,939)	$ (37,592,636)	$ (39,133,575)	$ 81,697,104

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Cash Flows (Unaudited)
(expressed in Canadian dollars)
	For the	For the
	three month	three month
	Period ended	Period ended
	March 31,	March 31,
	2010	2009
OPERATING ACTIVITIES
Net loss for the period	$ (2,167,333)	$ (5,161,757)
Items not involving cash:
Amortization	12,877	8,586
Mineral property costs written off (Note 7)	-	3,150,255
Non-cash stock compensation expense	1,159,401	49,846
Changes in operating assets and liabilities
Accounts receivable	(28,009)	(968,134)
Interest receivable	1,027	54,220
Prepaid expenses	(131,779)	(91,167)
Accounts payable and accrued liabilities	(32,896)	(406,941)
	(1,186,712)	(3,365,092)

INVESTING ACTIVITIES
Purchase of equipment and leasehold improvements	(17,515)	(14,239)
Investment in Juanicipio Joint Venture	(496,462)	(37,484)
Mineral rights	(44,490)	(839,490)
Deferred exploration costs	(1,685,706)	(4,259,896)
	(2,244,173)	(5,151,109)

FINANCING ACTIVITIES
Issuance of common shares upon exercise of stock options	878,911	153,800
	878,911	153,800
DECREASE IN CASH	(2,551,974)	(8,362,401)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	26,803,652	52,262,561
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 24,251,678	$ 43,900,160

CASH AND CASH EQUIVALENTS WERE COMPRISED OF:
Cash	$ 24,251,678	$ 43,900,160
Short-term deposits	$ -	$ -
	$ 24,251,678	$ 43,900,160

Interest paid	$ -	$ -
Non-cash investing and financing activities:
Issue of shares in connection with acquisitions	$ -	$ -
Issue of shares in exchange for mineral property
option rights	$ -	$ -

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements (Unaudited)

1.

CONTINUING OPERATIONS

MAG Silver Corp. (the “Company” or “MAG”) was incorporated on April 21, 1999 under the Company Act of the Province of British Columbia and its shares were listed on the TSX Venture Exchange on April 21, 2000. On October 5, 2007, the Company moved to the TSX.  Unless the context requires otherwise, references in these consolidated financial statements to the Company include the subsidiaries of the Company whose financial results are consolidated in these financial statements.

The Company is an exploration and predevelopment company working on mineral properties it has staked or acquired by way of option agreement, principally in Mexico. The Company has not yet determined whether these mineral properties contain any economically recoverable ore reserves. The Company defers all acquisition, exploration and development costs related to the properties on which it is conducting exploration. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has incurred losses from inception and does not currently have any revenue generating operations. The Company’s ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities when they become due. External financing, predominantly by the issuance of equity to the public, will be sought to finance the operations of the Company.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the Company’s audited annual consolidated financial statements for the year ended December 31, 2009. The accompanying unaudited interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2009, as they do not contain all disclosures required by Canadian GAAP for annual financial statements.

In the opinion of management, all adjustments necessary to present fairly the financial position of the Company as at March 31, 2010 and results of its operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements (Unaudited)

Principles of consolidation

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. Variable interest entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, Consolidation of Variable Interest Entities (“AcG 15”), are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.  VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns.  The Company does not believe that it has any VIEs subject to consolidation. All significant intercompany balances and transactions have been eliminated upon consolidation.  The principal subsidiary at December 31, 2009 is Minera Los Lagartos, S.A. de C.V. (“Lagartos”) which holds several properties in Mexico.

Investments where the Company has the ability to exercise significant influence, generally where the Company has a 20% to 50% equity interest, are accounted for using the equity method. Under this method, the Company’s share of the investee’s earnings or losses is included in operations and its investments therein are adjusted by a like amount. Dividends received from these investments are credited to the investment accounts.

The Company’s 44% interest in the Juanicipio Joint Venture (Note 6) is recorded using the equity method.

Recent Accounting Pronouncements

(i)

Convergence with International Financial Reporting Standards

In February 2008, the Accounting Standards Board confirmed that International Financial Reporting Standards (IFRS) will replace Canadian GAAP for publicly accountable enterprises for financial periods beginning on and after January 1, 2011. The Company’s first mandatory filing under IFRS, which will be the first quarter of 2011, will contain IFRS-compliant information on a comparative basis, as well as reconciliations for that quarter and as at the January 1, 2010 transition date. Although IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosure. The Company is in the process of planning for IFRS convergence and has started the evaluation of the differences between IFRS and the Company’s accounting policies and the assessment of the various alternatives available for first time adoption of IFRS. Due to anticipated changes in IFRS prior to transition, it is currently not possible to fully determine the impact on the consolidated results.

(ii)

Business Combinations

In January 2009, the CICA issued Section 1582, Business Combinations, Section 1601, Consolidations, and Section 1602, Non-controlling Interest. These new standards are harmonized with International Financial Reporting Standards (IFRS). Section 1582 specifies a number of changes, including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition-related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. The new standards will become effective in 2011 but early adoption is permitted. The Company is evaluating the attributes of early adoption of this standard and its potential effects if events or transactions occurred that this standard applies to.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements (Unaudited)

3.

ACCOUNTS RECEIVABLE

	Mar. 31, 2010	Dec. 31, 2009
Goods and services tax recoverable	84,147	$ 45,239
Mexican value added tax ("IVA") recoverable	1,974,998	1,493,337
Other	2,382	494,942
	$ 2,061,527	$ 2,033,518

4.

MARKETABLE SECURITIES

In 2008, the Company purchased 1,000 shares of Fresnillo plc, a company which holds a 56% interest in Minera Juanicipio, S.A. de C.V. (Note 6).

At March 31, 2010, the Company holds the following marketable securities:

Available-for-sale securities	Number of Shares	Cost ($)	Accumulated Unrealized Gains ($)	Fair Value ($)
Fresnillo PLC	1,000	10,570	2,508	13,078

At December 31, 2009, the Company had the following marketable securities:

Available-for-sale securities	Number of Shares	Cost ($)	Accumulated Unrealized Gains ($)	Fair Value ($)
Fresnillo PLC	1,000	10,570	2,829	13,399

During the quarter ended March 31, 2010 the Company recognized an unrealized loss of $321 (unrealized gain of $9,283 for the year ended December 31, 2009) in other comprehensive loss on the above marketable securities designated as available-for-sale instruments. Overall the Company has an accumulated unrealized gain of $2,508.

5.

EQUIPMENT AND LEASEHOLDS

	March 31, 2010			2007
		Accumulated	Net book	Net book
	Cost	depreciation	value	value

Computer equipment	$ 133,367	$ 68,391	$ 64,976	$ 12,603
Field equipment	$ 160,593	78,569	82,024	9,513
Leasehold improvements	7,666	958	6,708
	$ 301,626	$ 147,918	$ 153,708	$ 22,116

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements (Unaudited)

	December 31, 2009			2006
		Accumulated	Net book	Net book
	Cost	depreciation	value	value

Computer equipment	$ 133,367	$ 63,123	$ 70,244	$ 14,377
Field equipment	150,744	71,918	78,826	13,205
	$ 284,111	$ 135,041	$ 149,070	$ 27,582

Equipment is recorded at cost and is amortized on the declining balance basis at the following annual rates:

Computer equipment and software

 30%

Field equipment

 30%

Leasehold improvements are recorded at cost and depreciated on a straight-line basis over the term of the lease.

6.

INVESTMENT IN MINERA JUANICIPIO S.A. DE C.V.

Pursuant to an original option agreement dated July 18, 2002 and subsequent corporate acquisitions the Company acquired a 100% interest in the Juanicipio Property in exchange for total consideration of $919,458. Of this amount, $656,125 was paid in cash and 366,667 common shares of the Company were issued at a value of $263,333.

Pursuant to a letter of intent dated March 17, 2005 and a formal agreement effective July 1, 2005 (the “Agreement”) with Industrias Peñoles, S.A. de C.V. (“Peñoles”), the Company granted to Peñoles or any of its subsidiaries an option to earn a 56% interest in the Juanicipio Property in Mexico in consideration for Peñoles conducting US$5,000,000 of exploration on the property over four years and Peñoles purchasing US$1,000,000 of Common Shares of the Company in two tranches for US$500,000 each.

In mid 2007, Peñoles met all of the earn-in requirements of the Agreement.  In December 2007, the Company and Peñoles created an operating company named Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”) for the purpose of holding and operating the Juanicipio Property. In 2008, MAG was notified that Peñoles had transferred its 56% interest of Minera Juanicipio to Fresnillo plc (“Fresnillo”) pursuant to a statutory merger.  Minera Juanicipio is held 56% by Fresnillo and 44% by the Company.  In December 2007 all mineral rights and surface rights relating to the Juanicipio project held by the Company and Peñoles, respectively, were ceded into Minera Juanicipio.  Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio.

To capitalize Minera Juanicipio, the Company invested 63.40 million pesos ($6.025 million) into Minera Juanicipio while Peñoles invested 80.69 million pesos ($7.668 million). MAG then received a payout from Minera Juanicipio of 26.41 million pesos ($2.510 million) against its contribution of the Juanicipio mineral rights while Peñoles received 70.28 million pesos ($6.679 million) against its contribution of surface rights and the Company’s 44% share of exploration costs incurred by Peñoles subsequent to the completion of their earn-in and up to December 31, 2007.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements (Unaudited)

The Company has recorded its investment in Minera Juanicipio using the equity basis of accounting. The cost of the investment includes the carrying value of the deferred exploration and mineral and surface rights costs incurred by the Company on the Juanicipio Property and contributed to Minera Juanicipio plus the required net cash investment to establish its 44% interest.

Effective December 31, 2007 the Company concluded that the functional currency of Minera Juanicipio was the Mexican peso as expenditures in Minera Juanicipio were principally being incurred in pesos and funded by advances from the shareholders which were denominated in pesos. The Company translates its net investment in Minera Juanicipio using the current rate method with translation gains and losses recorded in other comprehensive loss which is a component of shareholders’ equity, until there is a realized reduction in the net investment.

The Company owns a 44% interest in Minera Juanicipio. The Company’s historical investment relating to its interest in the Juanicipio property and Minera Juanicipio is detailed as follows:

Summary of the Unaudited Interim Financial Statements of Minera Juanicipio:

At March 31, 2010 the assets of Minera Juanicipio consisted of cash and short term investments in the amount of 1.4 million pesos ($117,400), value added taxes recoverable and other receivables in the amount of 3.4 million pesos ($284,000) and mineral, surface rights and exploration expenditures in the amount of 236.8 million pesos ($19.5 million).  Payables to Peñoles and other vendors for exploration work amounted to 1.3 million pesos ($105,000) while shareholders equity was 240.4 million pesos ($19.8 million).

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements (Unaudited)

7.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS

				Period ended March 31, 2010
	(Batopilas)				Cinco de
	Don Fippi	Guigui	Lagartos NW	Lagartos SE	Mayo	La Mojina	Other	Total
Acquisition costs of
mineral & surface rights
Bal., beginning of year	$ 1,422,672	$ 1,576,570	$ 50,032	$ 36,458	$ 3,003,721	$ -	$ 1,419,761	$ 7,509,214
Incurred during period	-	-	-	-	8,712	35,778	-	44,490
Less amounts written off	-	-	-	-	-	-	-	-
Balance, end of period	$ 1,422,672	$ 1,576,570	$ 50,032	$ 36,458	$ 3,012,433	$ 35,778	$ 1,419,761	$ 7,553,704

Deferred exploration costs
Camp costs	$ 9,650	$ -	$ -	$ 7,935	$ 103,816	$ -	$ 15,951	$ 137,352
Drilling	2,022	-	-	-	1,687,339	-	648	1,690,009
Geochemical	428	-	-	-	329,384	-	896	330,708
Geological	37,136	-	-	37,709	318,903	2,469	38,437	434,654
Geophysical	-	-	-	-	-	-	-	-
Gov't fees and licenses	5,623	11,823	73,606	84,083	26,492	-	101,476	303,103
Site administration	4,667	-	-	1,221	16,265	-	3,180	25,333
Travel	4,601	-	-	1,506	18,536	-	3,462	28,105
Transport and shipping	3,578	-	-	802	24,531	704	1,827	31,442
	67,705	11,823	73,606	133,256	2,525,266	3,173	165,877	2,980,706
Bal., beginning of year	4,954,714	1,513,373	1,305,896	8,601,839	17,901,130	-	3,156,967	37,433,919
Less amounts written off	-	-	-	-	-	-	-	-
Balance, end of period	$ 5,022,419	$ 1,525,196	$ 1,379,502	$ 8,735,095	$ 20,426,396	$ 3,173	$ 3,322,844	$ 40,414,625

				Year ended December 31, 2009
	(Batopilas)				Sierra de	Cinco de
	Don Fippi	Guigui	Lagartos NW	Lagartos SE	Ramirez	Mayo	Other	Total
Acquisition costs of
mineral & surface rights
Bal., beginning of year	$ 1,422,672	$ 1,571,172	$ 50,032	$ 36,458	$ 1,359,747	$ 1,373,416	$ 1,065,563	$ 6,879,060
Incurred during period	-	5,398	-	-	166,156	1,630,305	354,198	2,156,057
Less amounts written off	-	-	-	-	(1,525,903)	-	-	(1,525,903)
Balance, end of period	$ 1,422,672	$ 1,576,570	$ 50,032	$ 36,458	$ -	$ 3,003,721	$ 1,419,761	$ 7,509,214

Deferred exploration costs
Camp costs	$ 28,880	$ 894	$ -	$ 109,371	$ 66,458	$ 264,037	$ 114,392	$ 584,032
Drilling	4,519	-	-	2,485,917	1,131,858	4,782,348	1,314,839	9,719,481
Geochemical	3,404	-	-	142,911	96,396	529,893	92,706	865,310
Geological	82,483	7,820	74	371,674	241,661	941,905	333,704	1,979,321
Geophysical	-	-	-	-	-	336,220	756	336,976
Gov't fees and licenses	12,181	41,083	100,862	97,528	53,125	143,442	132,772	580,993
Site administration	6,335	115	-	20,082	12,399	41,624	20,443	100,998
Travel	14,908	532	-	25,154	16,580	45,596	27,269	130,039
Transport and shipping	4,407	-	-	18,772	8,867	43,029	17,111	92,186
	157,117	50,444	100,936	3,271,409	1,627,344	7,128,094	2,053,992	14,389,336
Bal., beginning of year	4,797,597	1,462,929	1,204,960	5,330,430	565,271	10,773,036	1,102,975	25,237,198
Less amounts written off	-	-	-	-	(2,192,615)	-	-	(2,192,615)
Balance, end of period	$ 4,954,714	$ 1,513,373	$ 1,305,896	$ 8,601,839	$ -	$ 17,901,130	$ 3,156,967	$ 37,433,919

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements (Unaudited)

7.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (continued)

(a)

      Don Fippi (Batopilas) Property

The Company has a 100% interest in the Don Fippi mining concessions located in the Batopilas, Chihuahua district of Mexico, subject to a royalty of 4.5% of the Net Smelter returns obtained from the property. To March 31, 2010, the Company has incurred $5,022,419 in exploration costs on the property.

(b)

Guigui Property

The Company has a 100% interest in mining concessions located in the Santa Eulalia (Guigui), Chihuahua district of Mexico, subject to a royalty of 2.5% of the Net Smelter returns obtained from the property. To March 31, 2010, the Company has incurred $1,525,196 in exploration costs on the property.

(c)

Lagartos Properties

The Company has acquired a 100% interest in exploration concessions on mining claims (Lagartos) on the Fresnillo trend to the northwest and southeast of the Juanicipio property. To March 31, 2010, the Company has incurred $1,379,502 in exploration costs on the Lagartos NW property and $8,735,095 in exploration costs on the Lagartos SE property.

(d)

Cinco de Mayo Property

Under the terms of an agreement dated February 26, 2004, the Company has acquired a 100% interest in the Cinco de Mayo property (the “Cinco de Mayo Property”), subject to a 2.5% net smelter returns royalty, in exchange for cash and share payments together worth US$1,000,000 and exploration expenditures of US$1,000,000 by July 26, 2009.  To March 31, 2010, the Company has paid $1,057,575 (US$900,000) in cash, issued 165,670 common shares at a value of $266,630 and has completed $20,426,396 in exploration costs.

During the year ended December 31, 2008, the Company acquired a 100% interest in certain mining concessions internal to the Cinco de Mayo property from two separate vendors. The Company made a one-time payment of $445,065 (US$350,000) for these mining concessions.

During the year ended December 31, 2009, the Company acquired a 100% interest in certain mining concessions internal or adjacent to the Cinco de Mayo property from three separate vendors. The Company made a one-time payment of $445,198 for these mining concessions.

During the year ended December 31, 2009, the Company purchased surface rights in the Cinco de Mayo area for $789,253.

(f)

La Mojina Property

On March 30, 2010, the Company entered into an option agreement to acquire a 100% interest in the La Mojina property (the “La Mojina Property”), subject to a 2.5% net smelter returns royalty, half of which can be purchased at any time for US$1,250,000. Under the terms of the agreement, the Company paid US$35,000 ($35,788) upon signing the agreement, and an additional US$65,000 subsequent to March 31, 2010.  The Company is obligated to make additional scheduled cash payments totalling $960,000 through 2015 and incur cumulative exploration expenditures totalling $2,500,000 over five years to 2015. To March 31, 2010, the Company has completed $3,173 in exploration costs.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements (Unaudited)

(g)

Other Properties

At March 31, 2010, the Company has capitalized $1,419,761 in acquisition costs on other properties in Mexico.  The Company is obligated to make additional scheduled cash payments totalling US$2,710,000 to July 14, 2014 if it wishes to maintain its acquisition rights under the referred option agreements as well as incur approximately another US$2,800,000 in exploration expenditures on the San Ramone claims by July 14, 2013.

The other properties consist of the Zacatecas claims, the La Lorena claims, the Nuevo Mundo claims, the Camino Duro claims, the Salemex claim options and the San Ramone claim options. To March 31, 2010, the Company has incurred $3,322,844 in exploration costs on these properties.

8.

SHARE CAPITAL

(a)

Issued and outstanding

At March 31, 2010, there were 49,888,042 shares outstanding.

During the quarter ended March 31, 2010, 571,473 stock options were exercised for cash proceeds of $878,911.

During the year ended December 31, 2009, 161,003 stock options were exercised for cash proceeds of $381,027.

During the year ended December 31, 2008, 1,137,000 share purchase warrants were exercised for proceeds of $11,370,000 and 1,064,370 stock options were exercised for cash proceeds of $1,482,195.

(b)

Stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers, employees and consultants. At the Annual General and Special Meeting of the Shareholders held on March 24, 2009 the Shareholders approved the Amended and Restated Stock Option Plan (the “Plan”) which fixed the maximum number of stock options that may be granted to 4,921,056.

The following table summarizes the Company’s options:

	Period ended	Weighted	Year ended	Weighted	Year ended	Weighted
	March 31	average	Dec. 31,	average	Dec. 31,	average
	2010	exercise price	2009	exercise price	2008	exercise price
Balance outstanding,
beginning of year	3,881,341	$ 6.53	3,312,407	$ 6.59	3,805,700	$ 4.44
Activity during the period
Options granted	390,000	7.35	761,125	5.68	578,765	11.23
Options forfeited	(57,750)	8.14	(31,188)	13.50	(7,688)	11.75
Options exercised	(571,473)	1.54	(161,003)	2.37	(1,064,370)	1.39
Balance outstanding,
end of period	3,642,118	$ 7.38	3,881,341	$ 6.53	3,312,407	$ 6.59

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements (Unaudited)

The following table summarizes options outstanding and exercisable at March 31, 2010:

	Number	Weighted average	Weighted
	outstanding at	remaining	average
Exercise	March 31,	contractual life	exercise
price	2010	(years)	price
$ 1.00	60,000	0.67
2.00	50,000	1.21
2.46	121,000	1.31
3.00	405,000	0.85
3.12	11,000	1.42
3.56	13,000	0.97
4.04	130,030	1.00
5.32	220,383	4.23
5.36	455,000	1.70
5.54	320,509	4.06
5.90	25,000	4.60
6.32	179,057	4.71
6.87	50,000	4.92
7.42	340,000	4.99
7.56	35,000	1.82
8.80	200,000	1.90
9.40	45,000	2.00
10.01	236,514	3.25
12.91	270,625	2.87
14.15	425,000	2.54
14.70	50,000	2.34
	3,642,118	2.73	$ 7.38

At the date the Agreements are entered into, the exercise price of each option is set no lower than the fair value of the common shares at the date of grant.

During the quarter ended March 31, 2010, the Company granted 390,000 stock options, (March 31, 2009 – nil) and recorded $1,159,401 (March 31, 2009 – $49,846) of compensation expense relating to stock options vested to employees and consultants in the quarter.  The stock-based compensation expense for the quarter ended March 31, 2010 was determined using an option pricing model assuming no dividends are to be paid (March 31, 2009 – n/a), a weighted average volatility of the Company’s share price of 57% (March 31, 2009 – n/a), an annual risk free interest rate of 2.54% (March 31, 2009 – n/a ) and expected lives of three years, (March 31, 2009 – n/a).

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements (Unaudited)

9.

CAPITAL RISK MANAGEMENT

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued share capital, common share purchase warrants, contributed surplus, accumulated other comprehensive loss and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company does not pay out dividends.

As at March 31, 2010, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.

The Company expects its current capital resources will be sufficient to carry its exploration and development plans and operations through its current operating period.

10.

FINANCIAL RISK MANAGEMENT

The Company’s operations consist of the acquisition, exploration and development of district scale projects in the Mexican silver belt. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)

Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements (Unaudited)

(i)

Trade credit risk

The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant trade credit risk and overall, the Company’s credit risk has not changed significantly from the prior year.

(ii)

Cash and cash equivalents

In order to manage credit and liquidity risk the Company’s policy is to invest only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating. At March 31, 2010 there were no cash equivalents.

(iii)

Derivative financial instruments

As at March 31, 2010, the Company has no derivative financial instruments. MAG may in the future enter into derivative financial instruments in order to manage credit risk. Only derivative financial instruments with highly rated investment grade counterparties will be considered.

(iv)

Mexican value added tax

As at March 31, 2010, the Company had a receivable of $1,974,998 from the Mexican government for value added tax. Although full recovery is expected by management, recoveries to date have been intermittent.

The Company’s maximum exposure to credit risk at March 31, 2010 is as follows:

	March 31, 2010	Dec. 31, 2009
Cash (in Mexico)	$ 808,115	$ 30,925
Accounts Receivable (Mexican Government)	1,974,998	1,493,337
	$ 2,783,113	$ 1,524,262

(b)

Liquidity risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

The Company's overall liquidity risk has not changed significantly from the prior year.

(c)

Currency risk

The Company’s functional currency is the Canadian dollar and therefore the Company's results from operations are impacted by fluctuations in the value of foreign currencies in relation to the Canadian dollar. The Company's foreign currency exposures comprise limited amounts of cash and cash equivalents, value added taxes receivable, Investment in Minera Juaniciopio, and accounts payable and accrued liabilities denominated in Mexican pesos and United States dollars. Several of the Company’s options to acquire properties in Mexico may result in option payments by the Company denominated in Mexican pesos or in United States dollars. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.  Appreciation in the Mexican peso or the United States dollar against the Canadian dollar will increase our cost of operations. A decrease in the United States dollar or the Mexican peso against the Canadian dollar will result in a loss on our books to the extent we hold funds in either currency. The Company is also exposed to inflation risk in Mexico.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements (Unaudited)

The most significant foreign exchange impact on the Company’s net income is the translation of foreign currency based earnings into Canadian dollars in each reporting period. All of the Company’s foreign subsidiaries report their operating results in currencies other than the Canadian dollar. Therefore, exchange rate movements in the Mexican peso relative to the Canadian dollar will impact the consolidated results of the Mexican operations in Canadian dollar terms.

The sensitivity of the Company's net loss and other comprehensive loss for the quarter ended March 31, 2010 due to changes in the exchange rate for the Mexican peso in relation to the Canadian dollar is summarized in the following table expressed as the increase in the net loss and comprehensive loss for each 10% appreciation in the Canadian dollar:

Net Loss	$ 444,993
Other comprehensive loss	823,671
Comprehensive loss	$ 1,268,664

A 10% depreciation in the Canadian dollar against the Mexican peso would have a similar decrease in net loss.

 (d)

Interest rate risk

The Company’s interest revenue earned on cash and cash equivalents is exposed to interest rate risk. A decrease in interest rates would result in lower relative interest income in 2010 and an increase in interest rates would result in higher relative interest income in 2010.

11.

FINANCIAL INSTRUMENTS AND FAIR VALUE DISCLOSURES

The Company’s financial instruments include cash and cash equivalents, accounts receivable, interest receivable, marketable securities, and accounts payable and accrued liabilities. The carrying values of cash and cash equivalents, accounts receivable, interest receivable, and accounts payable and accrued liabilities reported in the consolidated balance sheet approximate their respective fair values due to the relatively short-term nature of these instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements (Unaudited)

The fair value of available-for-sale securities is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy.

There were no financial instruments fair valued within Levels 2 or 3 of the fair value hierarchy as at March 31, 2010.

12.

SEGMENTED INFORMATION

The Company operates in one segment, being the exploration of mineral properties in Mexico. Substantially all of the Company’s long term assets are located in Mexico and the Company’s executive and head office is located in Canada.

13.

RELATED PARTY TRANSACTIONS

The Company paid or accrued non-executive directors fees of $31,000 during the period ended March 31, 2010 (March 31, 2009 - $159,167).

The Company is party to a Field Services Agreement, whereby it has contracted exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“Imdex”).  Since January 2006, these companies have a common director with the Company.  During the quarter ended March 31, 2010, the Company accrued or paid Cascabel and Imdex consulting, administration and travel fees totaling $55,300 (March 31, 2009 - $92,895) and exploration costs totaling $609,905 (March 31, 2009 - $1,005,590) under the Field Services Agreement.

The Company was a party to an office services agreement with Platinum Group Metals Ltd., a company with two common directors and a common officer.  Although the agreement was terminated with effect at December 31, 2009, transitional office services were provided under the agreement as the Company moved to new offices.  During the quarter ended March 31, 2010, the Company accrued or paid Platinum Group Metals Ltd. $19,500 under the office service agreement (March 31, 2009 - $34,419).

These transactions were incurred in the normal course of business and are measured at the exchange amount which was the consideration established and agreed to by the noted parties.

14.

COMMITMENTS

The Company’s minimum payments under its five year office lease agreement are as follows:

2010	113,897
2011	156,209
2012	156,209
2013	160,556
2014	160,556
$ 747,427

MAG SILVER CORP.

(An exploration stage company)

Notes to the Consolidated Financial Statements (Unaudited)

15.

SUBSEQUENT EVENTS

Subsequent to March 31, 2010, the Company:

a)

Issued 46,853 common shares pursuant to the exercise of stock options at prices between $4.04 and $5.54 per share for aggregate proceeds of $226,265.

b)

Announced that it had entered into an agreement with a syndicate of underwriters (the “Underwriting Agreement”) under which the underwriters have agreed to buy on bought deal basis by way of a short form prospectus, 4,185,000 common shares (the "Common Shares"), at a price of $7.65 per Common Share. The Company had also granted the underwriters an option to buy up to an additional 10% of the Common Shares at the offering price to cover any over-allotments, and on May 13, 2010 the Company was notified by the underwriters that the over-allotment option would be exercised in full.  Total gross proceeds of the placement, including the over-allotment, are $35.2 million. The offering is expected to close on or about May 18, 2010 and is subject to Company receiving all necessary regulatory approvals. Pursuant to the terms and conditions of the Underwriting Agreement, the Company has agreed to pay to the underwriters a fee equal to 5% of the gross proceeds of the offering. The net of proceeds of the offering will be used to fund the development of Juanicipio and Cinco de Mayo as well as for general corporate purposes.